MEDIFIRST SOLUTIONS, INC.
4400 N. Federal Hwy, Boca Raton Florida 33431   Tel: 561-558-6872   Fax: 561-293-2700

June 26, 2012

Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Registration Statement on Form S-1
Filed On March 29, 2012
File No.  333-178825

Dear Mr. Webb:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medifirst Solutions, Inc. (“Company”) hereby requests acceleration of the effective date of the referenced registration statement to 4:00pm Eastern Time  on  June 27, 2012.

No broker-dealer is participating in the offering described in the registration statement. Accordingly, the offering terms are not required to be submitted to FINRA for review and approval.

The Company acknowledges that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

/s/ Bruce Schoengood
President and Chief Effective Officer